Exhibit 99.1

Schedule of Transactions in Common Shares of the Issuer
During the Past 60 Days

Date of Transaction	Transaction Type	Quantity	Price/Share
02/03/2025	Sale	576	$113.54
02/03/2025	Sale	1,250	$113.54
02/03/2025	Sale	2,550	$113.54
01/02/2025	Sale	576	$113.24
01/02/2025	Sale	1,250	$113.24
01/02/2025	Sale	2,550	$113.24